Exhibit 23.2

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                      [KPMG PEAT MARWICK LLP LETTERHEAD]







Board of Directors
Amsterdam Federal Savings and
  Loan Association

Dear Board of Members:

We hereby consent to the use in this Registration Statement on Form S-1 and in the Application for Conversion on Form AC of AFSALA Bancorp, Inc. of our report dated November 22, 1995, (except for note 14, which is as of April 26, 1996), on the financial statements of Amsterdam Federal Savings and Loan Association as of September 30, 1995, and for the year then ended. Our report refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

We also consent to the references to our firm under the heading "Experts" in the related prospectus.


                                                /s/ KPMG Peat Marwick LLP

Albany, New York
June 20, 1996